MAIL STOP 03-06
	October 14, 2004

Joe Puentes, Chief Executive Officer
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021


	RE:	Pricester.com, Inc.
		Registration Statement on Form SB-2
		File No. 333-118993
		Filed on September 15, 2004

Dear Mr. Puentes:

	We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are registering 21,262,500 common shares that will be exchanged with the outstanding common shares of Pricester.com (Florida). A Form SB-2 cannot be used for registering exchange offerings. See General Instruction A.1 of Form SB-2; see also, Section G.130 of SEC Manual of Publicly Available Telephone Interpretations. Please remove from this file any part referring to the exchange offering and file a separate registration statement on an appropriate form with appropriate disclosure concerning the exchange offer.
2. Please supplementally provide us with copies of all artwork and any graphics that you intend to include in the prospectus.
3. Throughout the document, please clarify if you are referring to the
Nevada corporation or the Florida corporation when you use "Pricester" in the prospectus.
4. Please provide the information required by Item 103 of Regulation
S-B.
5. Please describe the factors that were considered in determining the offering price. Refer to Item 505 of Regulation S-B.

Front of Registration Statement
6. Please provide the name of your agent for service.  See Form
SB-2.

Prospectus Cover Page
7. Here and in Prospectus Summary section, you refer to risk factors beginning on page 6. Please correct the page number.

Inside Front and Outside Back Cover Page
8. Please provide the dealer prospectus delivery obligation legend, as required by Item 502(b) of Regulation S-B.

Prospectus Summary - Page 4
9. Please expand this section to briefly discuss material information about the company, such as that you are a development stage company and the lack of revenues. Also, please provide summary financial information.

Risk Factors - Page 4
10. Please add a risk factor disclosing that your auditor raised substantial doubt about your ability to continue as a going concern.
11. Please add a risk factor disclosing the extent to which your officers and directors control the company. We note the disclosure on page 22.
12. We note the disclosure that your "business is subject to numerous risk factors, including the following." Please expand the disclosure to discuss the material risks. For example, we note the following:
* The initial price of $5 may have little or no relationship to the market price, if any of your common stock;
* Future sales by your stockholders could cause the stock price to decline;
* There are risks related to international operations;
* Your dependence on key personnel;
* System interruption;
* Government regulation of the internet and e-commerce;
* The need to quickly adapt to changing customer requirements and industry standards;
* Whether you may not be able to adequately protect your intellectual property rights;
* Whether you could be liable for breaches of security on your website and fraudulent activity of users;
* Whether you may be subject to product liability claims if people are harmed by products sold through your program; and
* Whether you intend to collect sales taxes and the uncertainty of such liability.

We do not have a market in our securities... - Page 4
13. Please disclose if you have applied for listing on OTC
Bulletin
Board.  If so, describe the status.

Our inability to further develop a customer base would negatively hurt ... - Page 5
14. Please revise to discuss the risk. We note the bullets in this risk factor about your intended development.

Present and future competitors could negatively impact... - Page 6
15. Please divide this risk factor into separate risk factors.
You
should highlight the risk concerning significant competition with Yahoo, Amazon and Ebay. Another risk factor should highlight the risk from competition with other Internet companies. In addition, a risk factor should highlight that you face competition from traditional companies.
16. Please compare your revenue with that of Yahoo, Amazon, and Ebay.

We plan to expand our business.  This expansion may involve ... -
Page
5
17. Please expand the appropriate section to discuss your plans to expand your business, such as any planned acquisition and the status.
18. Please expand the risk factor to discuss the material risks from such expansion, such as whether you may issue shares for such expansion and dilution or the difficulty of combining operations.

Business - Page 7
19. We note your description of the transaction between Business Advantage No. 22, Inc. and Pricester.com, Inc. Tell us supplementally and revise the description of the transaction to address the following:
a. Describe the significant terms of the transaction with Business Advantage No. 22, Inc. and Pricester.com, Inc.
b. Identify the entity that will gain voting equity control once the transaction is consummated;
c. Clarify within this section and throughout the filing the names of the entities acquired and the surviving entity. Both entities have similar names and the current information provided can be confusing.
d. Describe clearly who the acquirer and acquiree are for both legal and accounting purposes. We note the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically is considered by the staff to be a capital transaction in substance, rather than a business combination.
That is,
the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded. In this regard, confirm you will account for the transaction as a recapitalization with no recognition of goodwill and other intangibles or tell us why that accounting is not appropriate.
e. Finally, disclose the business purpose of the transaction.
20. Please describe the business development of Pricester (Nevada) and
Pricester (Florida) during the last three years. See Item 101(a) of
Regulation S-B. Describe in detail the activities they were engaged in.
21. Please describe in detail the material terms of the "agreement and plan of reorganization" entered in June 3, 2004. In addition, disclose if there were any other agreements or arrangements made related to the planned reorganization.
22. Please disclose if you or Pricester (Florida) has paid consulting fees, finder`s fees, or any other fees in exchange for services related to the reorganization. If so, name the recipient, disclose the consideration paid, and describe the service he or she provided.
23. Please discuss in detail the business purpose of the planned reorganization.
24. It appears that Business Advantage No. 22, Inc. was a blank check company. This Division has issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter to Ken Worm dated January 21, 2000. Please describe this letter in an appropriate section and disclose that this policy applies to the shareholders of Business Advantage.
25. Please supplementally provide us with independent, objective support for the following statements:
* American consumers in the final quarter of 2003 ... spent $17.2 billion buying goods online (page 8);
* ... this seemingly large figure represents a miniscule 1.9 percent of total U.S. retail sales for the period (page 8);
* ... unlike every other store or auction website, or ISP hosted commercial site on the Internet, only the Pricester.com online store offers a fully functional commercial online presence without any hosting, setup, item, listing or monthly subscription or membership fees (page 9); and
* We can cater to a large amount of online vendors without the use of a large amount of centralized disk space (page 14).
26. You state that you will create a fully functional retail site for a nominal $199 charge. Please describe in much more detail the service you provide for that amount. Disclose if the retail site would be posted on Internet indefinitely, and if you charge other fees related to the maintenance or hosting of such web site.
27. Please discuss in greater detail your business, such as whether your service is available 24-hours a day, the number of active users and the extent to which your geographical area includes international areas. In addition, discuss in greater detail the auction process, such as the whether you may need to suspend participants from future auctions.

Pricester`s Products & Services - Page 9
28. Please disclose if the listed products and services are currently offered or in development. For each service, disclose if it is provided for free or if you charge fees. Also, disclose when you first began offering such products and services and the reason for the lack of revenues.
29. Please discuss in greater detail how your product works - instant messaging compared to emailing and auctions that are timed.
30. For barter transactions, how do you valuate the products or services exchanged, and how do you calculate and charge the transaction fees?
31. We note that you provide reverse auction services. Please address if your service infringes the business method patent used by others.
If there is a risk that there might be an infringement, add a risk factor with relevant facts.
32. Please supplementally provide support for the reference on page 11 to your "technical staffers are experts."

33. On page 11, you state that the Pricester Affiliates Program pays
10% to the vendor on all the fees Pricester collects when they recommend another store anywhere in the world. Please describe in more detail the requirements the vendors need to meet to qualify for the payment. Please provide a concrete example to illustrate how this program works.
34. Please describe in more detail how the payment system works.
Do
the end-user customers pay you first, and then you transfer the amount to the vendors? Or do the vendors get paid directly and need their own credit card or Paypal vendor account? If so, how do you collect the transaction fees from the vendors?
35. Please discuss in greater detail your relationship with Paypal, such as discuss the material terms of your agreement with Paypal. In addition, file the written agreement as an exhibit. Also, discuss in material risks related to your relationship with Paypal.
36. On page 13, you talk about "upgraded hosting service to vendors" for which you charge monthly fees. Please describe in more detail the services you provide for this program.
37. Please describe in detail the resources you would need to provide all of the services listed in this section and how much it would cost to operate the business as described here.

Trademarks, Patents, & Domains - Page 13
38. You state that you view the computer software technology that you have developed as proprietary. Please describe in more detail the technology you have developed. Disclose the amount spent during each of the last two years on R&D activities. See Item 101(b)(10) of Regulation S-B.
39. Please explain "all exclusive aspects of the Pricester concept" including the "Lead Generation Program."
40. Please supplementally advise, with a view to disclosure, whether the patent application was filed in your name or by Mr. Puentes. If there is a material agreement between you and Mr. Puentes regarding the patent, then discuss the material terms of the agreement.

Marketing Strategies -Page 14
41. Please disclose how much it will cost to conduct the public relations campaign using television, radio, press releases, internet marketing, newspaper and magazines and how you intend to finance the project.
42. Please discuss in greater detail your market strategy, such as, if material, whether you intend to target college students and non-profit groups.
43. Please expand the appropriate section to discuss, if applicable, that you intend to give back 10% of your net profits to charity.

Competition - Page 14
44. Please provide the disclosure required by Item 101(b)(4) of Regulation S-B, such as competitive business conditions, competitive position and methods of competition.
45. Please briefly discuss that you can cater to a large amount of ...
centralized disk space." For example, why is this an advantage? Why does your competition have a large amount of centralized disk space and you do not?
46. Please explain why your database system is an "exclusive proprietary Pricester concept."

Properties - Page 14
47. Please disclose the rent you committed to pay for the leased property.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 15

General
48. Please revise this filing to disclose your plan of operations since you have not had any significant revenue for the past two fiscal years as well as other information required by Item 303(a) and (c) of
Regulation S-B. Within this disclosure, please address the following information:
a. Discuss how long you can satisfy your cash requirements and whether you will raise additional funds within the next twelve months;
b. Describe any expected purchase or sale of plant and equipment as well as any other material commitments;
c. Explain any expected changes in the number of employees; and
d. Present in a separately captioned section any off-balance arrangements.
49. Please provide your critical accounting policy disclosures and the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8350. The critical accounting policies discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise your filing to include your critical accounting polices and within these policies specifically address the following:
a. Provide information regarding how you arrived at the estimate;
b. How accurate the estimate or assumption has been in the past;
c. How much the estimate or assumption has changed in the past;
and
d. Whether the estimate or assumption is reasonably likely to change in the future.
50. In this section, you should analyze your past performance and describe any known trends or any known demands, commitments, events or uncertainties. Please refer to SEC Release No. 33-8350 (December 29,
2003) and revise this section accordingly.
51. Please discuss your plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B. Please provide more details of your specific plan of operations. In this regard, please provide detailed milestones to the business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also, if practical, provide a timeline for reaching each milestone in weeks or months, taking the company to the point of generating first revenues. Also, in your discussion provide, if practical, a detailed analysis of the costs of each step. Clarify how you intend to finance this project.

Capital and Source of Liquidity - Page 15
52. Please discuss, if applicable, the equity transaction disclosed on page 35.
53. Please clarify the reference to "recapitalization of due to stockholder."

Results of Operations - Page 16
54. We note that you have paid a substantial amount for commissions and consulting fees. Please name the persons who provided services, disclose the amount paid, and describe the service provided.
55. We note that the officers` compensation increased from $286,265 in year 2003 to $758,384 during the first six months of 2004. Disclose if all of these amounts were paid in cash. Discuss why this amount increased and if you expect this growth in the future.

Management - Page 18
56. Please disclose any family relationships among directors or executive officers. See Item 401(c) of Regulation S-B.
57. Please clarify the business experience over the last five years of your executive officers, such as Mr. Gutman, Mr. Petrocelli and Mr. Neu.

Executive Compensation - Page 21
58. Your statement of operations presents that $286,265 and
$758,384
were expensed as officers` compensation in 2003 and in the first six months of 2004, respectively. In this section, however, you disclose that no compensation was paid to your officers and that no employment contracts, compensatory plans or arrangement was made. Please reconcile.
59. On page 51, you state that common stock was issued several times for officers` compensation. Please disclose the transactions in the manner required by Item 402 of Regulation S-B.
60. Please describe the compensation of directors, as required by Item
402(f) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management -
Page
21
61. In the table, present the total amount and percentage of shares beneficially owned. If part of the shares is indirectly owned, explain in a footnote.
62. The table on page 22 concerning Mr. Gutman appears to conflict with footnote 2 on page 23. Please revise.

Certain Relationships and Related Transactions - Page 23
63. We see that in June 2004 in conjunction with the acquisition of
Pricester.com, Inc. (Florida) by Pricester.com, Inc. (Nevada), Pricester Florida, or its designees, was given the option to acquire
750,000 common shares of Pricester Nevada from Dennis Jordan, the majority stockholder of Pricester Nevada at the option exercise price
of $2.50 for 44,620 common shares and $.0001 for 705,380.   Please
tell us how you accounted for and valued these transactions - provide references to the authoritative literature that supports your assertions. We note page 25 indicates selling shareholders will receive $5 per share. This appears to indicate the option grant price resulted in donated value to the Company by Dennis Jordan. We may have additional comments after reviewing your response.
64. Please describe your relationship with Dennis Jordan. If Jordan was a promoter of you or your precedent, please disclose the information required by Item 404(d) of Regulation S-B.

Shares Eligible for Future Sale - Page 24
65. Please revise this section in accordance with our policy set forth in our letter to Ken Worm dated January 21, 2000.
66. Please describe your relationship with Jim DePelesi.

Plan of Distribution and Selling Stockholders - Page 25
67. The sum of the numbers of shares being registered in the table is
997,800 shares. In the prospectus cover page, however, you state that you are registering 1,000,000 shares on behalf of selling shareholders.
Please reconcile.
68. On page 23, you state that Dennis Jordan agreed to a one year lockup of 139,650 shares. On the next page, you state that Jordan and
DePelesi represents 234,620 shares. In this section, however, the table shows that Jordan and DePelesi each own only 100,000 shares. Please reconcile.
69. Please describe any position, office or other material relationship that each selling security holder has had within the past three years with you or any of your predecessors or affiliates. See
Item 507 of Regulation S-B.

Financial Statements-Page 30

General
70. Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.
71. We note your reference to Business Advantage No. 22, Inc. and Pricester.com, Inc.`s Statement of Comprehensive Loss for the six-month period ended June 30, 2004 and for the year ended December 31,
2003 and 2002. However, these financial statements have not been provided within this filing. Revise your filing to include these financial statements.
72. On page 30, you refer to pro forma financial statements; however, we are unable to locate these financial statements required by Item
310(d) of Regulation S-B within this filing. Revise your filing to include these financial statements and to explain each pro forma adjustment and to disclose you accounted for the transaction as a reverse merger/recapitalization.

Business Advantage No. 22, Inc.- Financial Statements and Notes to Financial Statements as of and for the year ended December 31,
2003
and 2002

Independent Auditor`s Report-Page 36
73. We note the independent auditor`s report dated August 25, 2004 in your EDGAR filings identifies the financial statements audited and the periods covered. However, the auditor report`s first paragraph contains an incorrect date relating to the financial statements` periods covered. The opinion refers "...to the statements of operations, changes in stockholders` equity (deficiency), and cash flows for the years ended December 31, 2003 and 2003." Please revise the auditor`s report within your filing to accurately reflect the correct financial statement periods audited.

Notes to Financial Statements

Note.1-Summary of Significant Accounting Policies-Page 42

Income Taxes-Page 42
74. We see you have disclosed your income tax valuation allowance at
December 31, 2003 and the net change in the valuation allowance. Tell us supplementally and revise your disclosure to include the components the net deferred tax liability or asset recognized in the
Company`s statement of financial position. Provide the significant components of income tax expense. Refer to paragraphs 43-46 of SFAS
109.

Pricester.com, Inc.-Condensed Financial Statements and Notes to
Financial Statements as of and for the six-month period ended June
30,
2004

Financial Statements

Condensed Statement of Operations-Page 46
75. We see that you have recorded sales (net) of $996 for the six-months period ended June 30, 2004. We also note each of the planned revenue streams outlined at page 12. Tell us supplementally how you plan to account for each stream and why you believe such accounting complies with generally accepted accounting principles. Specifically address how your policies comply with SAB 104 and EITF 99-19. In this regard we note the affiliate programs described on page 11.
Revise
your accounting policy footnote to clearly address your revenue recognition policy for actual or planned material transactions.
76. We see from disclosures on page 11 that you offer an unconditional money-back guarantee on the installation of websites. How does this fact impact your required accounting for such revenue transactions and what authoritative literature supports your conclusions? We may have additional comments after reviewing your response.
77. We see you have not recorded any revenue or expense within your condensed statement of operations for the three and six-month period ended June 30, 2003. However, we see you have incurred a net loss of
$356,964 for the year ended December 31, 2003. Are these differences due to timing of when expenses have been incurred? Tell us supplementally why these differences exist.

Notes to Condensed Financial Statements

Note 3-Going Concern-Page 50
78. Please revise this filing to provide more specific details of the
Company`s viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop and market the Company`s products, any related financing issues and the impact if these plans are not successful.

Note 4. Due to Related Party-Page 50
79. We note your receipt of proceeds of $25,500 from a related party for subscribed but unissued shares of Business Advantage No. 22. You disclose "these funds may be used by the individual to acquire additional shares of Pricester stock once the merger is complete." These disclosures are not clear to us. Why is the Company doing this?
What are the accounting implications of this arrangement? Are any contingencies created? Must the funds be used by a certain point in time? What happens if you do not spend the money? Revise the filing to address our concerns. We may have additional comments after reviewing your response.

Note 5.  Equity Transactions-Page 51
80. We note your issuance of equity instruments to employees, officers, directors, and non-employees for services. For example, you disclose
"on April 29, 2004, the Company issued 500,000 shares of common stock for officer`s compensation at $0.40 per share, or $200,000, which represents the fair market value of the stock at that date." Tell us supplementally and please revise the notes to the financial statements to clearly indicate your accounting policy and other required disclosures for these and all other equity instrument issuances. Please address the following within your response:
a. How the fair value of instruments were determined (in this regard we note page 25 indicates selling shareholders will receive $5 per share); and
b. Cite the accounting literature relied upon to support your conclusions.

Pricester.com, Inc.- Financial Statements and Notes to Financial
Statements as of and for the year ended December 31, 2003 and 2002

Notes to Financial Statements

Note 5.  Income Taxes-Page 66
81. We see you have disclosed the change in your valuation
allowance.
Tell us supplementally and revise your disclosure to include the components of the net deferred tax liability or asset recognized in the Company`s statement of financial position and the valuation
allowance reserved against the deferred tax asset.   Refer to
paragraph 43 of SFAS 109.

Note 8.  Subsequent Events-Page 68
82. We note your disclosure of the acquisition of Pricester.com, Inc.
by Business Advantage No. 22, Inc. in April 2004. Within the other financial statements disclosures presented in this filing, you indicate that this acquisition was agreed to in June 2004 but was not consummated at the issuance of the financial statements. Revise to clarify the timing of the acquisition and reconcile throughout the filing.

Item 27-Exhibit No. 23-Consent of Independent Auditor-Page 69
83. We see you have included the independent auditor`s report for Business Advantage No. 22, Inc. dated August 25, 2004. However, we cannot locate the consent for use of this report. Please revise the filing to include this consent. Refer to Item 601 of Regulation S-B.
Note all required consents must be included in the filing before it can be declared effective.
84. We note you include an independent auditor`s consent dated September 21, 2004. Please revise the consent to clearly state the auditor`s report you are referring to and describe the financial statements audited since there are two independent auditor`s reports included within this filing. Also, tell us why the consent is dated after the date this document was filed with us.

Part II

Recent Sales of Unregistered Securities - Page 69
85. The sum of the numbers of shares in the first table does not add up to 44,620 shares. Please reconcile.
86. Please provide disclosure required by Item 701 of Regulation
S-B
for securities issued within the past three years by Pricester
(Nevada) and Pricester (Florida).

 Signatures - Page 72
87. Please confirm if Joe Puentes and Nelson Stark are your directors.
Your Management section does not disclose so.
88. Please confirm if the majority of your board of directors has signed here.

Exhibits - Page 70
89. Please add exhibit 10 to your list and file the material exhibits.

Exhibit 5. Legality Opinion
90. Please clarify if this opinion is opining upon the securities issued by Pricester (Nevada) or Pricester (Florida). We note the third full paragraph.
91. Please remove reference to shares reserved for the exchange offering.
92. Please file a new opinion. We note that "This opinion is based ...
no duty to communicate ... hereof" and "I assume no duty ...
hereafter."


*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tara Harkins at (202) 824-5496 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or me at
(202) 942-1927 with any other questions.

      Sincerely,


      Thomas A. Jones
      Senior Attorney

cc (via fax):	Jody Walker, Esq.
      (fax: 303-220-9902)

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